EXHIBIT 99.1

ISS and Glass Lewis Recommend SnipGold Shareholders Vote FOR Arrangement with Seabridge

TORONTO, June 06, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge") and SnipGold Corp. (TSX.V:SGG) ("SnipGold") are pleased to announce that ISS Proxy Advisory Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”) have both recommended that SnipGold's shareholders vote FOR the resolution to approve a statutory arrangement  (the “Arrangement”) through which Seabridge will acquire all of the issued and outstanding common shares of SnipGold.  The resolution will be considered at the upcoming Annual General and Special Meeting of SnipGold’s shareholders to be held on Wednesday, June 15, 2016 at 10th Floor, 595 Howe Street, Vancouver, British Columbia at 10:00 a.m. (Pacific Time).

ISS and Glass Lewis are independent proxy advisory firms which, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Seabridge Gold Chairman and CEO Rudi Fronk noted that Seabridge plans to begin work on SnipGold’s Iskut Project immediately after the proposed Arrangement is approved by SnipGold’s shareholders and it is effective. “We are anxious to get going. We have raised financing for a program that includes $3 million of drilling at the Iskut Property this summer. We are targeting opportunities identified by SnipGold, further definition of existing resources and new targets that reflect our understanding of Iskut’s geology which clearly resembles what we have been exploring intensively at KSM for the past 10 years.  Our primary focus will be the property’s high-grade gold potential similar to its historical production. We will also be assessing and interpreting the wealth of historical data to refine the property’s many other targets. At the same time, we intend to begin implementing a robust environmental program to remediate the effects of historical production.”

The Arrangement

Pursuant to the Arrangement it is proposed that Seabridge will acquire each outstanding common share of SnipGold for 1/63rd of a Seabridge share.  The Arrangement has been unanimously approved by SnipGold’s board of directors and the board has recommended that SnipGold shareholders vote in favour of the Arrangement.  Details of the Arrangement are disclosed in SnipGold’s information circular, which is available on its website at www.snipgoldcorp.com and on its SEDAR profile at www.sedar.com

Voting

Shareholders are reminded to vote their proxy prior to the proxy voting deadline of Monday, June 13, 2016 at 10:00 a.m. (Pacific Time). Due to the approach of the voting deadline, shareholders are urged to vote today using one of the alternatives below.

Registered Shareholders: Shareholders who have physical certificates representing SnipGold shares may vote by telephone or via the internet. To vote by telephone call 1-866-732-8683 from a touch tone phone. When prompted, enter your Control Number listed on the proxy and follow the voting instructions. To vote via the internet, go to www.investorvote.com and enter your Control Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the internet, do not complete or return the form of proxy.

Beneficial Shareholders: Shareholders who hold their shares through a broker or other intermediary may vote via the internet at www.proxyvote.com or follow the other instructions found on their voting instruction form.

Shareholders who have any questions about the information contained in the information circular or require assistance with voting should contact SnipGold’s Proxy Solicitor, Laurel Hill Advisory Group, toll-free at 1-877-452-7184 or send an email to assistance@laurelhill.com.

About SnipGold Corp.

SnipGold Corp. (formerly Skyline Gold Corporation) is a Canadian exploration company focused on exploration in the Golden Triangle Area of northwestern B.C. SnipGold's primary asset is a contiguous block of ground in excess of 286 sq km in size which has been consolidated through a series of transactions that began in 2005. The consolidated land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years.

About Seabridge Gold Inc.

Seabridge's principal assets are the 100% owned KSM property located near Stewart, British Columbia, and the 100% owned Courageous Lake gold project located in the Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the company's website at www.seabridgegold.net.

On Behalf of the Board of Directors SnipGold Corp. “Patrick Soares” Patrick Soares, Chairman of the Board	On behalf of the Board of Directors Seabridge Gold Inc. “Rudi Fronk” Rudi Fronk, Chairman and Chief Executive Officer

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Forward-Looking Information Disclaimer

This release contains certain “forward-looking information” under applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the events and transactions contemplated by the Arrangement Agreement.  Forward-looking information and forward looking statements (herein “forward-looking information”) reflect SnipGold’s and Seabridge’s current internal expectations or beliefs and is based on information currently available to the two companies and includes statements with respect to the plan to begin an exploration program and an environmental program at SnipGold’s Iskut Property immediately after the Arrangement is approved by shareholders and is effective.  In some cases forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, ”projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology.  Assumptions upon which such forward-looking information is based include, among others, that the conditions to closing of the Arrangement will be satisfied, that the transactions contemplated by the Arrangement Agreement will be completed on the terms set out the Arrangement Agreement, that all required regulatory, security holder, court and governmental approvals will be obtained on a timely basis, and that the business prospects and opportunities of each of the companies will proceed as anticipated.  Many of these assumptions are based on factors and events that are not within the control of SnipGold or Seabridge, and there is no assurance they will prove to be correct or accurate. Risk factors that could cause actual results to differ materially from those predicted herein include, without limitation: that the Arrangement will not be completed at all or on the terms less favourable to one party or the other, that required regulatory, security holder or court approvals will not be obtained and that the business prospects and opportunities of each of the companies will not proceed as anticipated.  In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), as well as the risks disclosed by Seabridge and SnipGold in their respective filings on SEDAR at www.sedar.com.  Forward-looking information is not a guarantee of future performance and actual results and future events could differ materially from those discussed in any such forward-looking information.  All of the forward-looking information contained in this news release is qualified by these cautionary statements.  Readers cannot be assured that actual results will be consistent with such statements.  The Arrangement may not be completed on the terms described above, or at all.  Accordingly, readers are cautioned against placing undue reliance on any of the forward-looking information contained herein.  SnipGold and Seabridge expressly disclaim any intention or obligation to update or revise any forward-looking information in this news release, whether as a result of new information, events or otherwise, except as required by applicable securities laws.